EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PerkinElmer, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Fiscal Year Ended
	December 30, 2012	January 1, 2012	January 2, 2011	January 3, 2010	December 28, 2008
	(In thousands, except for ratio)
Fixed charges:
Interest expense and amortization of debt premiums and discounts on all indebtedness	$43,702	$23,310	$15,393	$15,765	$23,625
Interest on rental expense	12,053	9,820	9,360	7,240	7,300
Total fixed charges	55,755	33,130	24,753	23,005	30,925
Earnings:
Income from continuing operations before income taxes	50,587	64,354	165,951	100,159	31,843
Earnings available to cover fixed charges	$106,342	$97,484	$190,704	$123,164	$62,768
Ratio of earnings to fixed charges	1.9	2.9	7.7	5.4	2.0
Deficiency in earnings required to cover fixed charges	$—	$—	$—	$—	$—